UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                        SOUTHERN STATES POWER COMPANY, INC.

Address of Principal Business Office:        4505 ALLSTATE DRIVE, SUITE 108
                                             RIVERSIDE, CA  92501

Telephone  Number:                           (909)  367-2463

Name and Address of Agent for
Service of Process:                          HARRISON A. MCCOY, III
                                             SOUTHERN STATES POWER COMPANY, INC.
                                             4505 ALLSTATE DRIVE, SUITE 108
                                             RIVERSIDE, CA  92501
                                             (909)  367-2463

Check  one  of  the  following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: File No. 000-29356, filed October 9,
     1997.                                --------------------------------------
     ----
[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The  file  number  of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _______________________________

     The file number of the registration as an investment  company  pursuant  to section 8(a) of the Act, if any, of any subsidiary of the company: _____________

     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Riverside and state of California on this 8th day of August, 2002.



                                      /s/ Harrison A. McCoy, III
                                      ------------------------------------------
                                      Southern States Power Company, Inc.
                                      By:   Harrison A. McCoy, III
                                      Its:  President